Exhibit 99.1

PRECISION CLEANING MANUFACTURER JE CLEANTECH REPORTS IMPROVED FY2025 FINANCIAL PERFORMANCE

●	Improved performance with a turnaround in operations income compared to the corresponding year

●	Gross profit rose by 12% to S$5.8 million with improved overall gross profit margin of 28.5% compared to S$5.2 million and 26.9% in the corresponding year

●	Net income significantly increased to S$3.2 million compared to S$0.03 million in the corresponding year.

●	Adjusted EBITDA increased by 108% to S$4.7 million compared to S$2.2 million in the corresponding year.

SINGAPORE, May 11, 2026 – Singapore-headquartered, NASDAQ-listed precision cleaning and cleantech equipment manufacturer JE Cleantech Holdings Ltd (NASDAQ: JCSE) (“JE Cleantech” or, together with its subsidiaries, the “Group”) has released its annual report for the financial year ended December 31, 2025 (“2025 financial year”), with revenue of S$20.3 million, net income of S$3.2 million and adjusted EBITDA of S$4.7 million.

The performance was recorded with higher margins in its sale of cleaning systems and other equipment business segment compared to the preceding financial year ended December 31, 2024 (“2024 financial year”) when the Group booked revenue of S$19.3 million, net income of S$0.03 million.

The Group’s sale of cleaning systems and other equipment business segment generated S$12.5 million in revenue in the 2025 financial year, compared to S$12.0 million in the 2024 financial year. The Group’s centralized dishware washing and cleaning services segment recorded revenue of S$7.8 million, compared to S$7.3 million in the preceding financial year. The business activities were higher year-on-year.

The Group yielded gross profit and gross margin of S$5.8 million and 28.5%, attributed by the increase in sales of precision cleaning systems, at higher margins. This compares with S$5.2 million and 26.9% in the 2024 financial year.

Commenting on JE Cleantech’s performance, Founder and CEO Ms. Hong Bee Yin said, “We remain committed to our pursuit of excellence, innovation, and sustainable growth. By adapting to market changes, enhancing customer relationships, and leveraging the longstanding relationships we have with our customers to build traction for our products and services, as well as closely monitoring our cost dynamics, we aim to continue our trajectory of success.”

- END -

About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of precision cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Through its subsidiary, JCS-Echigo Pte Ltd, the company designs, develops, manufactures, and sells cleaning systems for various industrial end-use applications primarily to customers in Singapore and Malaysia. Its cleaning systems are mainly designed for precision cleaning, with features such as particle filtration, ultrasonic or megasonic rinses with a wide range of frequencies, high pressure drying technology, high flow rate spray, and deionized water rinses, which are designed for effective removal of contaminants and to minimize particle generation and entrapment. The Company also provides centralized dishwashing services through its subsidiary, Hygieia Warewashing Pte Ltd, since 2013 and general cleaning services since 2015, both mainly for food and beverage establishments in Singapore. The Company is listed on NASDAQ since 2022. For more information about JE Cleantech, please visit: www.jecleantech.sg.

Disclaimer: Forward looking statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements may be identified by such words or phrases as “should,” “intends,” “is subject to,” “expects,” “will,” “continue,” “anticipate,” “estimated,” “projected,” “may,” “I or we believe,” “future prospects,” “our strategy,” “aim” or similar expressions. Forward-looking statements made in this press release that relate to our future contract revenues among other things involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

For media enquiries, please contact:

Jason Long

Email address: enquiry@jecleantech.sg

Phone number: +65 63684198

Other number: +65 66029468